SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1111 Bagby Street, Suite 1800

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 200,000

	8	Shared Voting Power: 1,751,272

	9	Sole Dispositive Power: 200,000

	10	Shared Dispositive Power: 1,751,272

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,951,272

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 5.82% (1)

14	Type of Reporting Person (See Instructions) IN

(1)         Calculation of percentage based on a total of 33,531,900 shares of common stock outstanding as of November 8, 2012, as reported by Sanchez Energy Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 13, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons SANEXCO, LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 2,019,333

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 2,019,333

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,019,333

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.02% (1)

14	Type of Reporting Person (See Instructions) PN

(1)         Calculation of percentage based on a total of 33,531,900 shares of common stock outstanding as of November 8, 2012, as reported by Sanchez Energy Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 13, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons SANCHEZ MANAGEMENT CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 2,726,666

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 2,726,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,726,666

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.13% (1)

14	Type of Reporting Person (See Instructions) CO

(2)         Calculation of percentage based on a total of 33,531,900 shares of common stock outstanding as of November 8, 2012, as reported by Sanchez Energy Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 13, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 300,000

	8	Shared Voting Power: 5,493,138

	9	Sole Dispositive Power: 300,000

	10	Shared Dispositive Power: 5,493,138

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,793,138

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.28% (1)

14	Type of Reporting Person (See Instructions) IN

(1)         Calculation of percentage based on a total of 33,531,900 shares of common stock outstanding as of November 8, 2012, as reported by Sanchez Energy Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 13, 2012.

This Amendment No. 3 to Schedule 13D amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012 and Amendment No. 2 to Schedule 13D filed with the SEC on June 26, 2012 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (as defined below) of shares of common stock, par value $0.01 per share, of Sanchez Energy Corporation, a Delaware corporation.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  This Amendment is being filed to disclose the disposition by San Juan Oil & Gas No. 2, Ltd., a Texas limited partnership, of shares of the Common Stock to its partners.

Item 1. Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sanchez Energy Corporation, a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 1111 Bagby Street, Suite 1800, Houston, Texas 77002.

Item 2. Identity and Background.

The first and second paragraphs of Item 2(a) and (f) of Schedule 13D are hereby amended and restated in their entirety as follows:

This Schedule 13D is filed jointly by each of the following persons:

(i)                                     Antonio R. Sanchez, III, a citizen of the United States of America;

(ii)                                  Sanexco, Ltd., a Texas limited partnership (“Sanexco”);

(iii)                               Sanchez Management Corporation, a Texas corporation (“SMC”); and

(iv)                              A. R. Sanchez, Jr., a citizen of the United States of America.

San Juan Oil & Gas No. 2, Ltd., a Texas limited partnership (“San Juan”), is referred to as the “Previous Reporting Person,” and such Previous Reporting Person is collectively referred to, together with Antonio R. Sanchez, III, Sanexco, SMC and A. R. Sanchez, Jr., as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group as among themselves or the other persons and entities referred to in this Schedule 13D, other than as described in this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to add the following language as the fifth paragraph thereof:

On December 21, 2012, San Juan distributed 1,312,000 of its 2,019,333 shares of Common Stock to its partners (the “San Juan Distribution”). SMC is the general partner of San Juan, and the limited partners of San Juan are A. R. Sanchez, Jr. and the following trusts, of which A. R. Sanchez, Jr. is a co-trustee, along with the respective co-trustees and beneficiaries listed next to the name of the trust below.

Limited Partner Trust	Co-Trustee/Beneficiary
• 1988 Trust No. 11	Antonio R. Sanchez, III
• 1988 Trust No. 12	Ana Lee Sanchez Jacobs
• 1988 Trust No. 13	Eduardo Sanchez
• 1988 Trust No. 14	Patricio Sanchez

The San Juan Distribution was a return on San Juan’s partners’ capital contributions to San Juan, thus no consideration was paid to San Juan for the shares of Common Stock distributed.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)                                       San Juan, a limited partner of Sanchez Energy Partners I, LP (“SEP I”) and a recipient of shares of Common Stock in the Distribution, was, as a result of the Distribution, the sole record owner of 2,019,333 shares of Common Stock, 1,312,000 of which San Juan distributed to its partners in the San Juan Distribution. After the San Juan Distribution, San Juan is the sole record owner of 707,333 shares of Common Stock, or 2.11% of a total of 33,531,900 shares of Common Stock issued and outstanding as of November 8, 2012, which number of issued and outstanding shares of Common Stock was reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 13, 2012.  Sanexco, a limited partner of SEP I and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 2,019,333 shares of Common Stock,  or 6.02% of a total of 33,531,900 shares of Common Stock issued and outstanding.

SMC, the general partner of both San Juan and Sanexco and a recipient of shares of Common Stock in the San Juan Distribution, was, as a result of the San Juan Distribution, the sole record owner of 13,120 shares of Common Stock, or 0.04% of a total of 33,531,900 shares of Common Stock issued and outstanding. On December 21, 2012, concurrently with the San Juan Distribution, SMC distributed its 13,120 shares to its sole shareholder, A. R. Sanchez, Jr. (the “SMC Distribution”). The SMC Distribution was a return on A. R. Sanchez, Jr.’s capital contribution to SMC, thus no consideration was paid to SMC for the shares of Common Stock distributed.

San Juan and Sanexco are each controlled by their general partner, SMC. SMC is managed by A. R. Sanchez, Jr.  Each of SMC and A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the shares of Common Stock held by San Juan and Sanexco, or an aggregate of 8.13% of a total of 33,531,900 shares of Common Stock issued and outstanding.  Each of SMC and A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by San Juan and Sanexco except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by San Juan and Sanexco for purposes of Section 16 or for any other purpose.

Following the completion of the Distribution, SEP I was the sole record owner of 251,203 shares of Common Stock, 92,953 of which SEP I distributed to certain of its unaffiliated limited partners on September 17, 2012 (the “Second SEP I Distribution”).  The Second SEP I Distribution was a return on certain of SEP I’s unaffiliated limited partners’ capital contributions to SEP I, thus no consideration was paid to SEP I for the shares of Common Stock distributed.

After the Second SEP I Distribution, SEP I is the sole record owner of 158,250 shares of Common Stock, or 0.47% of a total of 33,531,900 shares of Common Stock issued and outstanding.  SEP Management I, LLC (“SEP Management”), SEP I’s general partner and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 113,366 shares of Common Stock, or 0.34% of a total of 33,531,900 shares of Common Stock issued and outstanding.  Sanchez Oil & Gas Corporation (“SOG”), a limited partner of SEP I and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 1,232,856 shares of Common Stock, or 3.68% of a total of 33,531,900 shares of Common Stock issued and outstanding.  SEP Management is a wholly owned subsidiary of SOG. SOG is managed by A. R. Sanchez, Jr. and Antonio R. Sanchez, III.  Each of SEP Management, SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP I.  Each of SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP Management, or, inclusive of the shares of Common Stock held directly by SEP I, an aggregate of 0.81% of a total of 33,531,900 shares of Common Stock issued and outstanding.  Each of A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SOG, or, inclusive of the shares of Common Stock held directly by SEP Management and SEP I, an aggregate of 4.49% of a total of 33,531,900 shares of Common Stock issued and outstanding.  Each of Antonio R. Sanchez, III and A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by SEP I, SEP Management and SOG, respectively, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by SEP I, SEP Management and SOG, respectively, for purposes of Section 16 or for any other purpose.

A. R. Sanchez, Jr., a limited partner of San Juan and a recipient of shares of Common Stock from San Juan in the San Juan Distribution, was, as a result of the San Juan Distribution, the sole record owner of 511,680 shares of Common Stock, or, inclusive of the shares of Common Stock that A. R. Sanchez, Jr. received from SMC in the SMC Distribution, an aggregate of 524,800 shares of Common Stock.  On December 21, 2012, concurrently with the San Juan Distribution and the SMC Distribution, A. R. Sanchez, Jr.

transferred 50,000 of his shares to TAEP Security Trust (“TAEP”) (the “First A. R. Sanchez, Jr. Transfer”), a life insurance trust of which A. R. Sanchez, Jr. and his wife are the settlors, Antonio R. Sanchez, III and US Trust Co. of Texas (Bank of America) are co-trustees, and each child and grandchild of the settlors are the beneficiaries.  Because the First A. R. Sanchez, Jr. Transfer was a contribution from the settlor of a trust to such trust, no consideration was paid to A. R. Sanchez, Jr. for the shares of Common Stock contributed.

Also on December 21, 2012, concurrently with the San Juan Distribution and the SMC Distribution, A. R. Sanchez, Jr. transferred the remaining 474,800 of his shares to AEP Ltd. Partnership, a Texas limited partnership (“AEP”) (the “Second A. R. Sanchez, Jr. Transfer”). A. R. Sanchez, Jr. is the general partner of AEP, and the Second A. R. Sanchez, Jr. Transfer was a contribution from the general partner of a limited partnership to such limited partnership, thus no consideration was paid to A. R. Sanchez, Jr. for the shares of Common Stock contributed.  A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the shares of Common Stock held by AEP, or 1.42% of a total of 33,531,900 shares of Common Stock issued and outstanding.  A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by AEP, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by AEP for purposes of Section 16 or for any other purpose.

Also, as co-trustee of each of the following trusts, which are limited partners of San Juan and recipients of shares of Common Stock in the San Juan Distribution, A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the respective shares of Common Stock held by the below trusts set forth next to the name of the trust below, or an aggregate of 2.35% of a total of 33,531,900 shares of Common Stock issued and outstanding.

Limited Partner Trust	Shares Distributed
• 1988 Trust No. 11	196,800
• 1988 Trust No. 12	196,800
• 1988 Trust No. 13	196,800
• 1988 Trust No. 14	196,800

A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by the above-listed trusts, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by the above-listed trusts for purposes of Section 16 or for any other purpose.

A.R. Sanchez, Jr. is the sole record owner of 300,000 shares of Common Stock, or 0.09% of a total of 33,531,900 shares of Common Stock issued and outstanding. Such Reporting Person has sole voting and dispositive power over the 300,000 shares of Common Stock reported as directly beneficially owned by him.

Antonio R. Sanchez, III, as co-trustee and beneficiary of 1988 Trust No. 11, which is a limited partner of San Juan and recipient of shares of Common Stock in the San Juan Distribution, may be deemed to share voting and dispositive power over the 196,800 shares of Common Stock held by 1988 Trust No. 11, or 0.59% of a total of 33,531,900 shares of Common Stock issued and outstanding.  Antonio R. Sanchez, III disclaims beneficial ownership of the shares of Common Stock held by 1988 Trust No. 11, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by 1988 Trust No. 11 for purposes of Section 16 or for any other purpose.

Antonio R. Sanchez, III, as co-trustee and beneficiary of TAEP, which received shares of Common Stock in the First A. R. Sanchez, Jr. Transfer, may be deemed to share voting and dispositive power over the shares of Common Stock held by TAEP, or 0.15% of a total of 33,531,900 shares of Common Stock issued and outstanding.  Antonio R. Sanchez, III disclaims beneficial ownership of the shares of Common Stock held by TAEP, except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by TAEP for purposes of Section 16 or for any other purpose.

Antonio R. Sanchez, III is the sole record owner of 200,000 shares of Common Stock, or 0.06% of a total of 33,531,900 shares of Common Stock issued and outstanding. Such Reporting Person has sole voting and dispositive power over the 200,000 shares of Common Stock reported as directly beneficially owned by him.

(c)                                  Except as otherwise described herein with respect to the San Juan Distribution and the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D, as well the SMC Distribution, the First A. R. Sanchez, Jr. Transfer and the

Second A. R. Sanchez, Jr. Transfer, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

(d)                                 The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule A for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)                                  Following the completion of the Distribution and the San Juan Distribution, each Previous Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The second paragraph of Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the Distribution and the Second SEP I Distribution, SEP I transferred its rights under the Registration Rights Agreement to distributees, solely to the extent that distributees would have otherwise received “Registrable Securities” in the Distribution and the Second SEP I Distribution, including SEP Management, SOG, San Juan and Sanexco.  As an original party to the agreement, SEP I remains entitled to the benefits of such agreement to the extent it continues to hold Registrable Securities.

Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph thereof:

Lock-Up Agreement from Preferred Stock Offering

In connection with the private placement (the “Preferred Stock Offering”) of 3,000,000 shares of the Company’s 4.875% Cumulative Perpetual Convertible Preferred Stock, Series A, par value $0.01 per share and liquidation preference of $50 per share (the “Preferred Stock”), and pursuant to a certain lock-up agreement, Antonio R. Sanchez, III agreed, subject to certain exceptions, that, without the prior written consent of the representative of the initial purchasers (the “Representative”) in the Preferred Stock Offering, he will not, during the period commencing on September 10, 2012 and ending 60 days after the date of the final offering memorandum relating to the Preferred Stock Offering:

•                  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Act), by him or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, including the Preferred Stock; or

•                  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock,

whether any such transaction described in any of the foregoing bullet points is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

Moreover, Antonio R. Sanchez, III agreed that, without the prior written consent of the Representative, he will not, during the lock-up period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, including the Preferred Stock. He also agreed and consented to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of his shares of Common Stock except in compliance with the foregoing restrictions.

The description of the lock-up agreement is qualified in its entirety by reference to the full text of the agreement, a form of which is filed as Exhibit F hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated December 21, 2012.

Exhibit F	Form of Lock-Up Agreement — Antonio R. Sanchez, III.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 21, 2012

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

SAN JUAN OIL & GAS NO. 2, LTD.

By its general partner, Sanchez Management Corporation

By:	/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.
President

SANEXCO, LTD.

By its general partner, Sanchez Management Corporation

By:	/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.
President

SANCHEZ MANAGEMENT CORPORATION

By:	/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.
President

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.